LEADING BRANDS, INC.
Suite 1800, 1500 West Georgia Street
Vancouver, British Columbia
Canada, V6G 2Z6
www.LBIX.com

INFORMATION CIRCULAR

(all information as at October 14, 2008 unless otherwise noted)

In this Information Circular, unless otherwise specified,
all dollar amounts are expressed in United States dollars.

Persons Making the Solicitation

This Information Circular is furnished in connection with the solicitation of proxies by the management of Leading Brands, Inc. (the “Company”) for use at the special meeting (the “Meeting”) of the Company’s shareholders (the “Shareholders”) to be held at the time and place and for the purposes set forth in the accompanying Notice of Special Meeting (the “Notice”). The Company will conduct its solicitation by mail, and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

Appointment of Proxies

The individuals named in the accompanying form of proxy are directors or officers of the Company. A registered Shareholder wishing to appoint some other person (who need not be a Shareholder) to represent the Shareholder at the Meeting has the right to do so, by striking out the two printed names and inserting the appointed person’s name in the blank space on the form of proxy.

Voting by Proxy

Common shares of the Company (the “Common Shares”) represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be called for. Where no choice has been specified by the Shareholder, such Common Shares will, on a poll, be voted in accordance with the notes to the form of proxy.

When so authorized by the Shareholder, the enclosed form of proxy confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed and signed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, and must be received not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, or may be deposited with the Chairman of the Meeting prior to commencement of the Meeting. Instructions for execution and delivery of a proxy by telephone or the Internet are provided on the attached form of proxy.

Non-Registered Holders

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of the Company are “Non-Registered” Shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of a nominee or intermediary such as a brokerage firm through which they purchased the Common Shares. Such intermediaries include banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or clearing agencies such as The Canadian Depository for Securities Limited. If you purchased your Common Shares through a broker, you are likely a Non-Registered Holder.

These securityholder materials are being sent to both registered and Non-Registered Shareholders of the Company by either the Company (through its agent) or the intermediaries (through their service providers). If you are a Non-Registered Shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proposed voting instructions. Please return your voting instructions as specified in the request for voting instructions.

These materials will include either a form of proxy or a voting instruction form. Instructions for execution and delivery of a proxy or voting instruction form by telephone or the Internet are provided on the attached form of proxy or voting instruction form. Please follow the instructions on the form you received and return your completed and signed voting instructions as specified on the form.

If you are a Non-Registered Shareholder who wishes to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the proxy or voting instruction form, and return the form in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the meeting.

Revocability of Proxy

A registered Shareholder who has given a form of proxy may revoke it at any time before it has been exercised. The revocation must be in writing and executed by the registered Shareholder or by the registered Shareholder’s attorney authorized in writing or, if the registered Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 595 Howe Street, 10th Floor, Vancouver, British Columbia, Canada, V6C 2T5, and received at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or may be deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment of it, before any vote in respect of which the proxy is to be used shall have been taken.

Only registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective nominees to revoke the proxy on their behalf.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Interest of Certain Persons in Matters to be Acted Upon

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, “Person” shall include each person who has been a director or executive officer of the Company at any time since the commencement of the Company’s last fiscal year, or who is an associate or affiliate of such person.

Voting Shares and Principal Holders Thereof

The Company is authorized to issue 500,000,000 Common Shares without par value, of which 19,958,124 Common Shares are issued and outstanding as of October 14, 2008. Any Shareholder of record at the close of business on October 14, 2008 is entitled to receive notice of and vote at the Meeting and is entitled to one vote for each Share held. The Company has no other classes of voting securities.

To the best of the knowledge and belief of the directors and executive officers of the Company, as of October 14, 2008, other than as set out below, no person beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares of the Company:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Northland Properties Corporation (1)	2,020,626	10.12%

(1)	Northland Properties Corporation (“NPC”) is the beneficial owner of these shares. NPC is related to R. Thomas Gaglardi, a director of the Company.

Interest of Informed Persons in Material Transactions

On August 9, 2007, the Company completed a private placement and issued 3,300,001 Common Shares and 1,650,001 common share purchase warrants. Merriman, Curhan, Ford and Company (“MCF”), a company with a director in common with the Company, acted as the placement agent charging placement fees and expenses in the amount of $726,372 and was issued 167,000 warrants. The Company has no ongoing agreement with MCF.

To the knowledge of management of the Company, except as disclosed herein, no informed person of the Company or any associate or affiliate of any informed person, had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the last completed fiscal year, or any proposed transaction which has materially affected or would materially affect the Company.

Auditor Information

BDO Dunwoody LLP is the auditor of the Company and was first appointed on December 13, 2001.

Management Contracts

Management functions of the Company are performed by the directors or executive officers, certain of whom perform these services as contractors to the Company.

Particulars of Matters to be Acted Upon

Consolidation of Common Shares

On October 1, 2008, the board of directors of the Company (the “Board”) approved, and authorized the submission to the Shareholders at the Meeting, a consolidation of the Common Shares, also known as a reverse stock split. If the consolidation is approved at the Meeting, the Board will have the sole discretion to select the exact consolidation ratio, provided that: (i) the ratio selected may be no smaller than one post-consolidation Common Share for every 4 pre-consolidation Common Shares, and no larger than one-post consolidation Common Share for every 8 pre-consolidation Common Shares, and (ii) that the number of pre-consolidation Common Shares in the ratio selected must be a whole number of Common Shares.

Assuming the consolidation resolution is approved by the Shareholders, the consolidation will become effective upon filing with Registrar of Companies for the Province of British Columbia a Notice of Alteration altering the Company’s Notice of Articles to reduce the number of Common Shares which the Company is authorized to issue, from 500,000,000 Common Shares to a number that reflects the final consolidation ratio selected. The Board will select the final ratio immediately prior to the effective time of the consolidation, depending on the Company’s then current trading price, market conditions and other factors.

The consolidation would result in each Shareholder on the record date owning fewer Common Shares than they owned immediately before the consolidation, and outstanding options, warrants and other convertible rights would become exercisable to purchase a fewer number of Common Shares at an exercise price per share increased by a factor equal to the consolidation ratio selected. Fractional shares will be rounded up or down to the nearest whole number, with any fractional share interest of 0.50 or higher being rounded up to one whole common share, and any fractional share interest of less than 0.50 being cancelled. The consolidation will not affect in any way the voting rights of Shareholders, their right to participate in dividends, or their rights upon liquidation or dissolution of the Company.

The Board will have the right to elect not to proceed with the consolidation if it determines, in its sole discretion, that it is no longer necessary.

Background and Reasons for the Consolidation

The Common Shares are currently quoted on the NASDAQ Capital Market. On June 13, 2008, the Company received a notice from the Listing Qualifications Department of the NASDAQ Stock Market indicating that, for the 30 previous consecutive trading days, the bid price of the Common Shares had closed below the $1.00 per share minimum requirement and that, as a result, the Company no longer met the NASDAQ Stock Market’s minimum bid price requirement for continued listing, which is set forth in Marketplace Rule 4310(c) (4). NASDAQ provided the Company with 180 calendar days, or until December 10, 2008, to regain compliance.

If the Company does not regain compliance with the minimum bid price requirement by December 10, 2008, NASDAQ will determine whether the Company meets the initial listing criteria set forth in Marketplace Rule 4310(c), except the bid price requirement. If so, the Company will be granted an additional 180 calendar day period to regain compliance. If not, NASDAQ will provide written notification that the Common Shares will be delisted. At that time, the Company may appeal NASDAQ’s determination to a Listing Qualifications Panel.

If a delisting from the NASDAQ Capital Market were to occur, the Common Shares would trade on the OTC Bulletin Board or in the “pink sheets.” The Board believes that these alternative markets have significantly lower trading volume and are much less efficient than the NASDAQ Capital Market and, as such, trading on such markets may negatively impact the liquidity of the Common Shares and the Company’s ability to obtain future financing on favourable terms.

The primary objective of the Board in seeking Shareholder approval for the consolidation is to raise the trading price of the Common Shares to enable the Company to maintain the listing of its Common Shares on the NASDAQ Capital Market.

Certain Risks Associated with the Consolidation

There can be no assurance that the total market capitalization of the Company after the proposed consolidation will be equal to or greater than the total market capitalization of the Company before the consolidation, or that market price per share of the Common Shares after the consolidation will increase in proportion to the reduction of the number of pre-consolidation Common Shares outstanding prior to the consolidation. The liquidity of the Common Shares may be adversely affected by the reduced number of Common Shares that would be outstanding after the consolidation. The market price of the Common Shares following the consolidation may not remain in excess of the $1.00 minimum bid price as required by NASDAQ, or the Company may fail to meet the other requirements for continued listing on the NASDAQ Capital Market, resulting in the delisting of the Common Shares. The market price may also be affected by performance and other factors, the effect of which the Board cannot predict.

Effect on Share Certificates

As soon as practicable after consolidation takes effect, Computershare Investor Services Inc. (“Computershare”), the Company’s registrar and transfer agent, will notify the registered Shareholders, and will act as exchange agent for purposes of implementing the exchange of certificates representing Common Shares. Holders of certificates representing pre-consolidation Common Shares will be asked to surrender their certificates to Computershare in accordance with the procedures to be set forth in a letter of transmittal that will be delivered to the Shareholders. No new certificates will be issued to a Shareholder prior to surrender to Computershare of the original certificate(s), together with the properly completed and executed letter of transmittal. SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATES AND SHOULD NOT SUBMIT ANY CERTIFICATES UNTIL REQUESTED TO DO SO. Shareholders whose Common Shares are held by a broker do not need to submit certificates for exchange. The Common Shares represented thereby will automatically reflect the new quantity of Common Shares based on the consolidation ratio which the Board selects.

Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax consequences generally applicable to a Shareholder who, for purposes of the Income Tax Act (Canada) (the “Tax Act”), at all relevant times, holds his Common Shares as capital property and who is not affiliated with, and deals at arm’s length with, the Company. This summary does not apply to “financial institutions” (as defined for the purposes of “mark-to-market” rules in the Tax Act) or to non-resident insurers that carry on an insurance business in Canada and elsewhere. Such shareholders should consult their own tax advisors. This summary also does not address any tax considerations relevant to the acquisition, holding or disposition of Common Shares, other than those tax issues that are directly the consequence of the consolidation.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, (collectively, the “Regulations”), and the current published administrative and assessing practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that all such proposed amendments will be enacted in their present form. This summary does not otherwise take into account or anticipate any changes to the Tax Act, the Regulations, or administrative and assessing practices relating to any of the foregoing, whether by legislative, governmental or judicial decision or action.

This summary is of a general nature only and is not intended to be, and should not be construed as, legal or tax advice to any prospective holder. This summary does not take into account provincial, territorial or foreign tax considerations, which may vary from the Canadian federal income tax considerations described herein. Shareholders should consult their own tax advisors having regard to their particular circumstances.

Under the current administrative policy of the CRA, no disposition or acquisition will be considered to have occurred for Canadian federal income tax purposes solely as a result of the consolidation of the Common Shares, provided that the consolidation occurs in the same proportion for all shareholders; there is no change in the total capital represented by the Common Shares; there is no change in the interests, rights, or privileges of the Shareholders; and there are no concurrent changes in the capital structure of the Company or the rights and privileges of other Shareholders.

Consequently, other than in respect of the rounding-up or cancellation (as the case may be) of a fractional share interest arising from the consolidation, the consolidation will not result in the realization of any income, gain or loss by a Shareholder. In general, for a Shareholder that holds his Common Shares as capital property, the aggregate adjusted cost base of the Common Shares held by such Shareholder immediately after the consolidation will be the same as the aggregate adjusted cost base of the Common Shares held by such Shareholder immediately before the consolidation.

Certain United States Federal Income Tax Considerations

The following is a summary of certain United States federal income tax consequences of the consolidation to a beneficial owner of the Common Shares that is a citizen or resident of the United States, or a United States domestic corporation or that otherwise will be subject to United States federal income tax on a net income basis in respect of the Common Shares (a “U.S. Holder”). This discussion is intended to provide only a general summary, and is not a complete analysis or description of all potential United States federal income tax consequences of the consolidation to U.S. Holders.

In particular, this summary deals only with beneficial owners who hold Common Shares as capital assets and does not address the tax treatment of beneficial owners that may be subject to special tax rules, such as banks, dealers in securities or currencies, traders in securities electing to mark to market, tax-exempt entities, insurance companies and persons that hold Common Shares as a position in a “straddle” or a “conversion transaction.” This summary is based on the U.S. Internal Revenue Code (the “Code”), applicable treasury regulations, administrative interpretations and court decisions as in effect as of the date of this Information Circular, all of which may change, possibly with retroactive effect.

Shareholders should consult their own tax advisors as to the tax consequences of the consolidation, including in particular, the effect of any foreign, state or local tax laws. In most cases, no gain or loss will be recognized for United States federal income tax purposes by a U.S. Holder of Common Shares as a result of the consolidation.

The aggregate tax basis of the Common Shares received by a U.S. Holder in the consolidation will be the same as the aggregate tax basis of the Common Shares surrendered by such U.S. Holder in the consolidation, and the holding period of the Common Shares received by a U.S. Holder in the consolidation will include the period that the U.S. Holder held the Common Shares exchanged therefor.

The above summaries do not discuss any state, provincial, local, foreign or other tax consequences. The summaries are for general information only, and do not discuss consequences which may apply to special classes of taxpayers. The tax treatment of a Shareholder may vary depending upon the particular facts and circumstances applicable to such Shareholder.

ACCORDINGLY, SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE CONSOLIDATION, INCLUDING THE FEDERAL, STATE, PROVINCIAL, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES AND THE POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Dissent Rights

Under the Business Corporations Act (British Columbia), Shareholders do not have dissent rights with respect to the proposed consolidation.

Vote Required and Recommendation of the Board of Directors

The resolution to approve the consolidation is required to be a special resolution of the Shareholders, and accordingly must be passed by not less than three-quarters ( 3 / 4 ) of the votes cast by the Shareholders present in person or by proxy at the Meeting.

At the Meeting, the Shareholders will be asked to pass the following form of special resolution:

“BE IT RESOLVED, as a Special Resolution, that:

1.

the Company is hereby authorized to consolidate all of its issued and outstanding common shares without par value, on the basis of a consolidation ratio to be selected by the board of directors of the Company, in its sole discretion, provided that: (i) the ratio selected may be no smaller than one post-consolidation common share for every 4 pre- consolidation common shares, and no larger than one post-consolidation common share for every 8 pre-consolidation common shares, and (ii) the number of pre-consolidation common shares in the ratio selected must be a whole number of common shares;

2.

the maximum number of common shares which the Company is authorized to issue be reduced accordingly, from 500,000,000 to such number as necessary to reflect the final consolidation ratio determined by the board of directors;

3.

in the event that the consolidation would otherwise result in the issuance of a fractional common share of the Company, no fractional share shall be issued and any fractional share interest of 0.50 or higher shall be rounded up to one whole common share, and any fractional share interest of less than 0.50 shall be cancelled;

4.

the Notice of Articles of the Company be altered accordingly, and any one director or officer of the Company be and is hereby authorized to execute and file a Notice of Alteration with the British Columbia Registrar of Companies, and to execute and deliver all other documents and do all acts or things as may be necessary or desirable to give effect to this resolution; and

5.

the board of directors is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the shareholders of the Company.”

The Board unanimously recommends that Shareholders vote for approval of the consolidation.

Increase of Authorized Capital

As a result of completing the consolidation, the number of Common Shares which the Company will be authorized to issue will be reduced, from 500,000,000 Common Shares to a maximum of

125,000,000 Common Shares and a minimum of 62,500,000 Common Shares, depending upon the final consolidation ratio selected by Board.

Accordingly, assuming the Shareholders approve the consolidation at the Meeting, the Board proposes to increase the maximum number of Common Shares which the Company is authorized to issue to 500,000,000 post-consolidation Common Shares. The Board believes that having the same number of Common Shares authorized for issuance after the consolidation, as it had before the consolidation, will provide the Company with the necessary flexibility for future corporate activities.

The resolution to approve the increase in authorized capital is required to be an ordinary resolution of the Shareholders, and accordingly must be passed a simple majority of the votes cast by the Shareholders present in person or by proxy at the Meeting.

At the Meeting, assuming the Shareholders approve the consolidation, the Shareholders will be asked to pass the following form of resolution:

“BE IT RESOLVED that:

1.	the post-consolidation authorized capital of the Company be altered by increasing the number of common shares without par value to 500,000,000 common shares without par value;

2.

the Notice of Articles of the Company be altered accordingly, any one director or officer of the Company be and is hereby authorized to execute and file a Notice of Alteration with the British Columbia Registrar of Companies, and to execute and deliver all other documents and do all acts or things as may be necessary or desirable to give effect to this resolution; and

3.

the board of directors is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the shareholders of the Company.”

The Board unanimously recommends that Shareholders vote for approval of the increase in authorized capital.

Other Matters

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice. If any other matter properly comes before the Meeting, it is the intention of the persons named in the attached form of proxy to vote the Common Shares represented thereby in accordance with their best judgment.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.

The Company will provide to any Shareholder, upon request to the Director of Corporate Affairs at Suite 1800 - 1500 West Georgia Street, Vancouver, British Columbia, Canada V6G 2Z6, copies of this Information Circular and the Company’s most recent Annual Report, including the most recent audited financial statements and MD&A, and interim financial statements.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

Directors’ Approval

This Information Circular contains information as at October 14, 2008, except where another date is specified. The contents of this Information Circular have been approved and its mailing authorized by the board of directors of the Company.

DATED at Vancouver, British Columbia, this 14th day of October, 2008.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ralph McRae
__________________________________________
Ralph D. McRae
Chairman, President and Chief Executive Officer